August 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Roots Real Estate Investment Community I, LLC

Withdrawal of Offering Statement on Form 1-A

File No. 024-12650

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, Roots Real Estate Investment Community I, LLC (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Offering Statement, together with all amendments and exhibits thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) after hours on August 13 2025.

The Company confirms none of the securities that are the subject of the Offering Statement have been sold and the Company intends to refile as a Form 1-A/A, properly amending its previously filed Form 1-A for its follow-on offering that is the subject of the Offering Statement. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact Michael Williams of Williams Business Law, LLC, counsel to the Company at 470-567-3411.

Sincerely,

Roots Real Estate Investment Community I, LLC

By:	/s/ Larry Dorfman
Name:	Larry Dorfman
Title:	Manager of the Manager of the Company